                                            Registration Statement No. 333-44049
                                                Filed Pursuant to Rule 424(b)(3)


     The information contained herein is subject to amendment and completion.

                   SUBJECT TO COMPLETION, DATED APRIL 7, 1998

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 22, 1998

                                  $150,000,000

 [WISC CENTRAL LOGO]   WISCONSIN CENTRAL TRANSPORTATION
                                  CORPORATION

                        % NOTES DUE               , 2008
                             ---------------------

     Interest on the Notes is payable on April           and October
          of each year, commencing on October   , 1998. The Notes will be
redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued and unpaid interest thereon to the redemption date. The Notes will not be entitled to any sinking fund. The Notes will be represented by one or more Global Debt Securities registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Notes".
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                   INITIAL PUBLIC                UNDERWRITING                 PROCEEDS TO
                                 OFFERING PRICE(1)               DISCOUNT(2)                 COMPANY(1)(3)
                                 -----------------               ------------                -------------
Per Note..................                     %                            %                            %
Total.....................               $                            $                            $

---------------

(1) Plus accrued interest, if any, from April   , 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

(3) Before deducting estimated expenses of $250,000 payable by the Company.
                             ---------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC
in New York, New York, on or about April   , 1998 against payment therefor in
immediately available funds.
GOLDMAN, SACHS & CO.                                       CHASE SECURITIES INC.
                             ---------------------
           The date of this Prospectus Supplement is April   , 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                  THE COMPANY

GENERAL

     Wisconsin Central Transportation Corporation (the "Company") is a holding company which conducts a transportation business in North America through wholly-owned subsidiaries and in the United Kingdom, New Zealand and Australia through minority-owned corporations. The Company's common stock is publicly traded in the United States on the NASDAQ National Market under the symbol "WCLX".

NORTH AMERICAN OPERATIONS

     The Company was formed to acquire a rail system of approximately 2,000 route miles in Wisconsin, the Upper Peninsula of Michigan, northeastern Illinois and eastern Minnesota. The Company began providing freight operations in 1987 with approximately 600 employees, 85 locomotives and 2,900 railcars. Total operating revenues in 1988, the Company's first full year of operations, were $93.7 million.

     Since 1987 the Company has acquired additional rail lines in Wisconsin, Michigan and Ontario, consolidated some of the acquired lines with its existing rail system and increased its business from new and continuing customers. At December 31, 1997 the Company's North American rail system comprised approximately 2,925 route miles, and it had approximately 2,345 employees, 247 locomotives and 12,900 railcars. Total operating revenues from North American operations in 1997 were $333.5 million.

INTERNATIONAL OPERATIONS

     The Company's operations outside North America are referred to in this Prospectus Supplement as its international operations. All amounts in this Prospectus Supplement are stated in US dollars.

     NEW ZEALAND. The Company owns approximately 23% of the New Zealand company, Tranz Rail Holdings Limited ("Tranz Rail"), which operates a 2,400 route mile freight and passenger rail business, an interisland ferry business and a trucking business with a total of approximately 4,600 employees, 530 locomotives and self-propelled passenger cars, 6,700 railcars, 300 trucks and 4 ferry vessels. The Company participates in the management of Tranz Rail by furnishing executive talent and consulting services. In addition, six of the ten directors of Tranz Rail are also directors of the Company, and the Company's chairman is the chairman of Tranz Rail. Tranz Rail's total operating revenues for 1997 were approximately $382 million. The Company has invested approximately $22.2 million in Tranz Rail, and it has received from Tranz Rail approximately $25.5 million in proceeds from a return of capital and dividends through March 31, 1998. Tranz Rail's shares and its American Depositary Shares have been publicly traded in New Zealand and the United States, respectively, since an initial public offering in June 1996. Tranz Rail's shares are traded on the New Zealand Stock Exchange under the symbol "TRH", and its American Depositary Shares are traded on the NASDAQ National Market under the symbol "TNZRY". The total market capitalization of Tranz Rail at March 31, 1998 was approximately $439.6 million (based on the closing price of its American Depositary Shares). The Company's equity in the net income of Tranz Rail for 1997 was $8.7 million.

     UNITED KINGDOM. The Company owns approximately 34% of English Welsh & Scottish Railway Holdings Limited ("EWS") which provides most of the rail freight services in Great Britain, operates freight trains through the English Channel tunnel and carries mail for the Royal Mail. The EWS businesses were acquired from the British government in privatization transactions in the period from late 1995 to late 1997, with the acquisition of the principal rail freight business occurring in February 1996. EWS has approximately 7,100 employees, 1,018 locomotives and 22,800 railcars. The Company participates in the management of EWS by furnishing executive talent and consulting services. In addition, four of the nine directors of EWS are also directors of the Company, and the Company's chairman is the chief executive officer of EWS. EWS's total operating revenues for 1997 were approximately $855 million. The Company has invested approximately $53.4 million in EWS through March 31, 1998. The Company's equity in the net income of EWS for 1997 was $29.9 million.

     AUSTRALIA. In November 1997 the Company led a consortium which acquired the government-owned rail business in Tasmania, an island state of Australia, for approximately $15.4 million in a privatization transaction. The Company owns approximately 33% of the Australian company, Australian Transport Network Limited ("ATN"), which provides all the commercial rail freight service in Tasmania. ATN operates a 360 route mile rail system with approximately 180 employees, 28 locomotives and 560 railcars. The Company participates in the management of ATN by furnishing consulting services. In addition, five of the nine directors of ATN are also directors of the Company, and the Company's chairman is the chairman of ATN. The Company invested approximately $5.1 million in ATN. ATN is actively seeking to participate in the privatization of additional government-owned railroad companies in Australia.

STRATEGY

     The Company's strategic goals include profitable growth through superior customer service and opportunistic acquisition. The Company's history has been marked by a combination of growth within its existing territory and growth through acquisition. The Company expects that growth from both sources will continue.

     SUPERIOR CUSTOMER SERVICE. The Company believes that superior customer service is the cornerstone of its success and is continually seeking ways to improve customer service in its North American and international operations. The Company's ability to compete, especially with other modes of transportation, is dependent on providing customers with superior transportation services at competitive prices. The Company believes that the high quality of its services has contributed to the growth of its business. From 1992 to 1997 the Company's overall North American carloadings (counting as a carload each loaded intermodal trailer or container) increased by a compound annual rate of approximately 22%. In that period the compound annual rate of increase of business volume in the Company's existing service territory (excluding acquired lines) was approximately 10%.

     The Company's customer service initiatives take many forms, including improving the quality and dependability of infrastructure and equipment through capital expenditures, training staff to be customer-focused, providing operating schedules that fit the production cycles of customers and investing in information technology to permit accurate tracking and billing of shipments. The Company continually looks for opportunities to better serve customers and has implemented a program to exchange technology and personnel among its North American and international operations.

     OPPORTUNISTIC ACQUISITION. The Company pursues a disciplined strategy of acquisition throughout the world. Using a focused set of acquisition criteria, the Company pursues the acquisition of railroads that it considers undervalued and invests its capital opportunistically where it believes there is the ability to leverage operating expertise and control risk. In 1997 the Company acquired two properties in its North American service territory and led a consortium which acquired a railroad in a privatization transaction in Australia.

     The Company seeks properties where it can utilize its management and operational expertise to improve the acquired railroad. Although the Company only has a minority interest in each of its international operations, in each case the Company has led the acquisition consortium, purchased the largest stake in the acquired railroad and provided executives and consulting services under a management services agreement. The Company intends to pursue additional international acquisitions in a similar manner.

     Before pursuing an acquisition opportunity outside North America, the Company also considers the political and economic environment of the relevant home country, including its labor environment, legal system and tax regime. The Company analyzes the target company, including the physical condition of its assets, its past and expected performance, its historical labor practices and its potential for growth in light of the stability and level of competition in the transportation markets served by the target company. The Company is committed to addressing and understanding these considerations before it initiates any acquisition. The Company also considers the expected level of bidding competition and the probability that it can effect the acquisition at a reasonable price before participating in a transaction that involves competitive bidding.

ADDITIONAL INFORMATION

     For additional information regarding the Company, see "Management's Summary Discussion and Analysis of Financial Condition and Results of Operations" below and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 ("1997 Form 10-K"), including the consolidated financial statements included therein (the "1997 Consolidated Financial Statements").

                                USE OF PROCEEDS

     The net proceeds from the sale of the Company's      % Notes due April
     , 2008 (the "Notes") will be used for payment of outstanding indebtedness under the Company's revolving credit facility and for general corporate purposes. The Company's revolving credit facility allows the Company to choose various floating interest rate and maturity options. At December 31, 1997, $259.5 million was outstanding under the revolving credit facility with an average maturity of 52 days and an average interest rate of 6.31%.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of December 31, 1997 and as adjusted to give effect to the sale by the Company of the Notes offered hereby and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds":

                                                                   DECEMBER 31, 1997
                                                                -----------------------
                                                                 ACTUAL     AS ADJUSTED
                                                                --------    -----------
                                                                    (IN THOUSANDS)
Short-term debt.............................................    $  1,387     $  1,387
Long-term debt:
  Notes due April      , 2008...............................          --      150,000
  Other long-term debt......................................     279,383      129,383
                                                                --------     --------
Total long-term debt........................................     279,383      279,383

Stockholders' equity........................................     369,685      369,685
                                                                --------     --------
  Total capitalization......................................    $650,455     $650,455
                                                                ========     ========

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected consolidated financial data presented below as of the end of and for each of the years in the five-year period ended December 31, 1997 have been derived from the audited consolidated financial statements of the Company. These data should be read in conjunction with "Management's Summary Discussion and Analysis of Financial Condition and Results of Operations" set forth herein and the more detailed information and consolidated financial statements and notes thereto incorporated by reference in the accompanying Prospectus.

                                                YEAR ENDED DECEMBER 31,
                                --------------------------------------------------------
                                1997(1)     1996(2)     1995(3)       1994      1993(4)
                                --------    --------    --------    --------    --------
                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Operating revenues............  $333,510     $265,119(5) $264,127    $211,839    $151,866
Operating expenses............   255,831      226,388     199,968     156,514     116,843
                                --------    --------    --------    --------    --------
Income from operations........    77,679       38,731      64,159      55,325      35,023
Other income, net.............     1,234        1,812       1,799       2,348       2,065
Interest expense..............   (14,663)(6)  (11,808)(6)  (9,811)     (9,901)     (7,798)
Provisions for income taxes...   (25,442)     (11,378)    (22,170)    (19,068)    (11,944)
                                --------    --------    --------    --------    --------
Income before equity in net
  income of affiliates,
  extraordinary items and
  effect of accounting
  change......................    38,808      17,357      33,977      28,704      17,346
Equity in net income of
  affiliates..................    38,618      32,677      10,655       9,578       1,490
Extraordinary items(7)........        --      (1,602)     (2,123)     (1,587)     (1,398)
Effect of accounting
  change(8)...................        --          --          --          --      (2,067)
                                --------    --------    --------    --------    --------
Net income....................  $ 77,426    $ 48,432    $ 42,509    $ 36,695    $ 15,371
                                ========    ========    ========    ========    ========
Diluted earnings per common
  share outstanding:
  Income before extraordinary
     items and accounting
     change...................  $   1.51    $   0.98    $   0.88    $   0.76    $   0.38
  Net income..................      1.51        0.95        0.84        0.73        0.31
BALANCE SHEET DATA:
Total assets..................  $911,596    $691,275    $550,530    $434,538    $390,367
Investment in affiliates......   152,489     114,652      41,416      33,612      17,532
Total debt....................   280,770     165,034     137,340     102,500     134,155
Stockholders' equity..........   369,685     299,146     237,695     190,478     149,674
Debt to total
  capitalization..............      43.2%       35.6%       36.6%       35.0%       47.3%

---------------

(1) Includes partial year (11 months) results of the operation of the Duck Creek North lines, acquired January 1997, as described in the 1997 Form 10-K.

(2) Includes partial year (10 months) results of EWS trainload freight companies, acquired February 1996.

(3) Includes partial year (11 months) results of Algoma Central Railway Inc., acquired January 1995.

(4) Includes partial year (4 months) results of Fox Valley & Western Ltd., acquired August 1993, and partial year (6 months) results of Tranz Rail.

(5) Amount shown is net of disputed switching charges of $13.3 million. See Note 17 to the 1997 Consolidated Financial Statements.

(6) Interest expense in 1997 and 1996 includes $0.9 million and $2.9 million, respectively, resulting from the disputed switching charges discussed in
     Note 17 to the 1997 Consolidated Financial Statements.

(7) Extraordinary items result from early extinguishment of debt obligations and are stated net of related income tax benefits.

(8) The Company adopted the provisions of the Financial Accounting Standards Board's Statement No. 109, "Accounting for Income Taxes", effective as of January 1, 1993.

     The operating data presented below have been derived from the records of the Company with respect to its North American operations.

                                                       YEAR ENDED DECEMBER 31,
                                          -------------------------------------------------
                                          1997(1)     1996     1995(2)     1994     1993(3)
                                          -------    ------    -------    ------    -------
OPERATING DATA:
Revenue ton miles of freight traffic
  (millions)(4).......................    10,338      9,786     9,478      7,210     5,166
Revenue per ton mile (cents)(5).......       3.0        2.6       2.6        2.8       2.8
Operating ratio(6)....................      76.7%      81.3%     75.7%      73.9%     76.9%
Revenue ton miles per freight train
  hour (thousands)(4).................        38         44        39         40        37
Revenue ton miles per locomotive in
  service (millions)(4)...............        46         47        45         45        42
Fuel consumption (thousand gallons)...    29,634     28,537    28,432     21,646    15,789
Fuel cost per gallon (average, in
  cents)..............................        74         75        66         66        66
Revenue ton miles per gallon of
  fuel(4).............................       349        343       333        333       327
Total carloads (thousands)............       566        464       436        359       257
Carloads from originating, terminating
  and local traffic...................      84.9%      78.3%     76.5%      79.2%     79.1%
Gross revenues from originating,
  terminating and local traffic.......      87.9%      84.2%     84.3%      85.1%     82.1%

---------------

(1) Includes partial year (11 months) results of the operation of the Duck Creek North lines, acquired January 1997.

(2) Includes partial year (11 months) results of Algoma Central Railway Inc., acquired January 1995.

(3) Includes partial year (4 months) results of Fox Valley & Western Ltd., acquired August 1993.

(4) A revenue ton mile equals the product of weight in tons of freight carried for hire and the distance in miles between origin and destination.

(5) Revenue per ton mile equals net freight revenue divided by revenue ton miles of freight volume.

(6) Operating ratio represents operating expenses as a percentage of operating revenues. The 1996 percentage excludes the disputed switching charges of $13.3 million discussed in Note 17 to the 1997 Consolidated Financial Statements.

MANAGEMENT'S SUMMARY DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

     The following summary discussion and analysis should be read in conjunction with the more detailed "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the 1997 Form 10-K.

RESULTS OF OPERATIONS

     FISCAL 1997, 1996 AND 1995

     The increase in net income from 1996 to 1997 was primarily due to increased income from operations. The increase in net income from 1995 to 1996 was primarily due to increased equity in net income of affiliates.

     Operating revenues. The increase in operating revenues from 1995 to 1997 resulted primarily from increased traffic volumes both in the Company's continuing business and from the business of acquired rail lines. Over the two-year period the volume of carloads increased by approximately 30% from 436,286 to 565,625 while average revenue per carload decreased approximately 4%. The greatest increases in volume were in intermodal and metallic ore shipments, which traditionally generate a lower revenue per carload than the other commodities handled by the Company. The increase in metallic ore traffic was primarily attributable to the Duck Creek North line acquisition discussed in the 1997 Form 10-K. Operating revenues in 1996 were negatively impacted by the disputed switching charges discussed in Note 17 to the 1997 Consolidated Financial Statements.

     Operating expenses. The increase in operating expenses from 1995 to 1997 reflects the costs of servicing the increased volume of business and general inflationary increases in costs. Operating expenses increased slightly more than operating revenues increased, as reflected in the change in the Company's operating ratio from 75.7% for 1995 to 76.7% for 1997.

     Interest expense and income taxes. Interest expense (excluding the interest on the disputed switching charges discussed in Note 17 to the 1997 Consolidated Financial Statements) increased in 1997 as compared to 1996 and 1995 as a result of an approximately $92.5 million increased borrowing required to finance the acquisition of certain rail properties in Wisconsin and the Upper Peninsula of Michigan discussed in the 1997 Form 10-K. The provision for income taxes increased in 1997, reflecting primarily the increase in income before income taxes over 1996, and decreased in 1996, reflecting primarily the decrease in income before income taxes from 1995.

     Equity in net income of affiliates. The Company's equity in the net income of affiliates increased from 1995 to 1997 primarily as a result of the EWS acquisitions in late 1995 and early 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Cash generated from operations is the Company's principal source of liquidity and is used primarily for capital expenditures, debt service and working capital requirements. The Company also generates cash from asset sales and from financing activities.

     From 1995 through 1997 the Company generated cash in the amounts of $199.7 million from operations, $15.3 million from the sale and salvage of assets, $174.5 million from increased debt and $11.0 million from equity issuances. The Company also received a dividend and a return of capital from Tranz Rail totaling $24.4 million. These cash amounts were primarily used to fund $253.1 million of capital expenditures, $111.8 million of asset acquisitions and $61.5 million of investments in affiliates.

     The Company had $280.8 million of total debt outstanding at December 31, 1997, which constituted 43.2% of its total capitalization. At December 31, 1997 the Company's aggregate unused borrowing and letter of credit availability under its loan facilities was $42.0 million. In September 1997 the Company appealed the ruling by the U.S. District Court in connection with the disputed switching charges discussed in Note 17 to the 1997 Consolidated Financial Statements to the U.S. Court of Appeals, as discussed in the Company's 1997 Form 10-K. In connection with the appeal, the Company posted a $23.5 million letter of credit to cover amounts which may be payable if the appeal is unsuccessful.

     The Company currently maintains an unsecured $325.0 million revolving credit facility with a syndicate of banks. This facility allows the Company to choose from various floating rate interest options. Upon the issuance of the Notes described herein, the Company expects to replace this facility with a similar facility with a smaller capacity. The new credit facility is expected to result in at least $100 million of unused borrowing availability (after giving effect to issuance of the Notes and application of the proceeds thereof).

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement, the accompanying Prospectus and the information incorporated therein by reference contain certain statements that are "forward-looking", within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), including statements regarding, among other matters, the beliefs, expectations, plans and estimates of the Company with respect to certain future events, the impact of governmental regulation, the impact of litigation and regulatory proceedings, the actions to be taken by others and similar expressions concerning matters that are not historical facts. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements.

     The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

                              DESCRIPTION OF NOTES

     The following information concerning the Notes offered hereby supplements and should be read in conjunction with the statements in the accompanying Prospectus under the caption "Description of Debt Securities". Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

GENERAL

     The Notes will be issued as a series of Debt Securities under the Indenture
dated as of           , 1998 (the "Indenture"), between the Company and The Bank of New York, as Trustee, which is more fully described in the accompanying Prospectus.

     The Notes will be issued as unsecured obligations of the Company in an
aggregate principal amount of $150,000,000 and will mature on April      , 2008.

     The Notes will bear interest from April      , 1998, payable semiannually
in arrears on each April      and October      , commencing on October      ,
1998, at the rate set forth on the cover page of this Prospectus Supplement, to the persons in whose names the Notes are registered on the preceding April
     and October      , respectively.

     The principal of and interest and premium (if any) on the Notes will be payable, the transfer of Notes will be registrable and the Notes may be presented for exchange, at the principal corporate trust office of the Trustee, 101 Barclay Street, Floor 21 West, New York, New York 10286, Attention:
Corporate Trust Trustee Administration. So long as the Notes are represented by Global Debt Securities, the interest payable on the Notes will be paid to Cede & Co., the nominee of DTC, or its registered assigns as the registered owner of the Global Debt Securities, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. New York time. If the Notes are no longer represented by Global Debt Securities, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto. No service charge will be made for any transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Notes will be subject to defeasance and covenant defeasance as described in the accompanying Prospectus under the caption "Description of Debt Securities -- Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances".

     No sinking fund is provided for the Notes.

OPTIONAL REDEMPTION

     The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to the redemption date.

     "Adjusted Treasury Rate" means (i) the arithmetic mean of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the redemption date, of the principal being redeemed plus (ii) 0.10%. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Notes, then such other reasonably comparable index which shall be designated by the Company.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be represented by Global Debt Securities that will be deposited with, or on behalf of, DTC, as Depositary, and registered in the name of Cede & Co., the nominee of DTC.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

     Unless and until they are exchanged in whole or in part for certificated notes in definitive form, the Global Debt Securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor depositary or a nominee of such successor depositary.

     A further description of DTC's procedures with respect to the Notes is set forth in the accompanying Prospectus under the heading "Description of Debt Securities -- Global Debt Securities".

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                AMOUNT OF
                        UNDERWRITER                               NOTES
                        -----------                             ---------
Goldman, Sachs & Co.........................................     $
Chase Securities Inc........................................
                                                                 -------
  Total.....................................................     $
                                                                 =======

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering for their account may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     In the ordinary course of business, Goldman, Sachs & Co. has in the past performed, and may in the future perform, investment banking services for the Company for which it has received, and may in the future receive, fees or other compensation. An affiliate of Chase Securities Inc. has engaged, and may in the future engage, in general financing and banking transactions with the Company for which it has received, and may in the future receive, compensation in the ordinary course of business, and Chase Securities Inc. and its affiliates may in the future perform investment banking and other services for which they may receive fees or other compensation. In addition, an affiliate of Chase Securities Inc. is a lender to the Company under its revolving credit facility and will receive a portion of the amounts repaid under such revolving credit facility with the proceeds of the offering. See "Use of Proceeds".

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                               VALIDITY OF NOTES

     The validity of the Notes offered hereby and certain other legal matters will be passed upon for the Company by Schiff Hardin & Waite, Chicago, Illinois and McLachlan, Rissman & Doll, Chicago, Illinois and for the Underwriters by Sullivan & Cromwell, New York, New York.

PROSPECTUS

                                  $250,000,000

                        WISCONSIN CENTRAL TRANSPORTATION
                                  CORPORATION
[WISC CENTRAL LOGO]

                             ---------------------

                                DEBT SECURITIES
                             ---------------------

     Wisconsin Central Transportation Corporation (the "Company") from time to time may offer its debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") in one or more series and in amounts, at prices and on terms to be determined at the time of the offering. The principal amount of the Debt Securities offered hereby will not exceed $250,000,000 (or the equivalent in foreign currency or currency units, or if Debt Securities are issued at a discount, such greater principal amount as will result in proceeds of $250,000,000).

     The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, denominations, which may include securities denominated in U.S. dollars, in any other currency or in composite currencies such as the European Currency Unit, date or dates on which principal is payable, interest rate or rates (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of the Company, terms for any repayment of principal amount at the option of the holder (which option may be conditional), terms for any sinking fund payments, the initial public offering price, purchase price and net proceeds to the Company are set forth in the accompanying Prospectus Supplement. This Prospectus may not be used to consummate the sale of Debt Securities unless accompanied by a Prospectus Supplement.

     The Company may sell Debt Securities to or through one or more underwriters for public offering and sale by them or may sell Debt Securities to investors directly or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by such underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution."

                             ---------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE
              ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                             ---------------------

                The date of this Prospectus is January 22, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy material and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy material and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., as well as 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, Suite 1300, New York, New York, and copies can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any Prospectus Supplement do not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Debt Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

(a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

(b) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1997;

(c) The Company's Report on Form 8-K dated January 27, 1997 and filed February 5, 1997; and

(d) The Company's Amendment No. 1 on Form 10-K/A filed on September 30, 1997 as an amendment to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

     All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of this Prospectus and any Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company at P.O. Box 5062, Rosemont, Illinois 60017-5062, Attn: Investor Relations, telephone (847) 318-4600.

                                  THE COMPANY

     The Company is a railroad holding company which operates a regional North American rail system in Wisconsin, the Upper Peninsula of Michigan, northeastern Illinois, eastern Minnesota and Ontario and also owns minority interests in, and participates in the management of, rail operations in Great Britain and Australia and rail and ferry operations in New Zealand.

     The Company was incorporated under the laws of the State of Delaware in 1987. It conducts its business through its wholly-owned consolidated subsidiaries, Wisconsin Central Ltd., Fox Valley & Western Ltd., WCL Railcars, Inc., Sault Ste. Marie Bridge Company, Wisconsin Central International, Inc., WC Canada Holdings, Inc. and Algoma Central Railway Inc. The principal offices of the Company are located at One O'Hare Centre, Suite 9000, 6250 N. River Road, Rosemont, Illinois 60018, telephone (847) 318-4600.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debt Securities offered hereby will be used by the Company as set forth in a Prospectus Supplement relating to such Debt Securities.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The Company's consolidated ratio of earnings to fixed charges for the nine-month periods ended September 30, 1996 and 1997 and for each of the years ended December 31, 1992 through December 31, 1996 are as follows:

                                   FOR THE
                                 NINE-MONTHS
                                    ENDED
                                SEPTEMBER 30,         FOR THE YEAR ENDED DECEMBER 31,
                                --------------    ----------------------------------------
                                1997     1996      1996      1995     1994    1993    1992
                                ----    ------    ------    ------    ----    ----    ----
Ratio of Earnings to
  Fixed Charges(1)..........    3.4      1.8(2)    2.1(2)    3.3(3)   3.2     2.7     2.0

---------------

(1) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes, equity in net income of affiliates, extraordinary items and cumulative effect of accounting changes plus interest expense, amortization of financing costs, the interest portion of fixed rent expense and any income received (but not undistributed amounts) from less-than-fifty-percent-owned persons. Fixed charges include interest expense (whether expensed or capitalized), amortization of financing costs and the interest portion of fixed rent expense.

(2) Includes the $15.8 million of disputed Baltimore and Ohio Chicago Terminal Railroad Company ("BOCT") switching charges and related interest and the $2.5 million of insurance deductibles for the Weyauwega derailment, which are discussed in Note 15 to the Consolidated Financial Statements in the 1996 Annual Report on Form 10-K incorporated by reference herein (the "1996 Consolidated Financial Statements"). Without the effects of these items, the 1996 ratio of earnings to fixed charges would have been 2.9 and the ratio of earnings to fixed charges for the nine-months ended September 30, 1996 would have been 2.9.

(3) Includes the $3.0 million retroactive property tax assessment plus related interest of $0.7 million discussed in Note 15 to the 1996 Consolidated Financial Statements. Without the effect of these items, the 1995 ratio of earnings to fixed charges would have been 3.5.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture (as amended or supplemented from time to time, the "Indenture") between the Company and The Bank of New York, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms, and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Wherever particular sections or defined terms of the Indenture are referred to in this Prospectus or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

     The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general terms and provisions may not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

GENERAL

     The Indenture does not limit the amount of Debt Securities that may be issued thereunder and Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated obligations of the Company.

     Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest on the Debt Securities will be payable, and the transfer of Debt Securities will be registrable, at the office or agency to be maintained by the Company in The City of New York and at any other office or agency maintained by the Company for such purpose. (Sections 301, 305 and 1002) The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the Applicable Prospectus Supplement, in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     The Applicable Prospectus Supplement will describe the terms of the Offered Debt Securities, including: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the Person or entity to whom any interest on any Offered Debt Security shall be payable, if other than the Person or entity in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of and premium, if any, on the Offered Debt Securities is payable or the method of determination thereof; (5) the rate or rates at which the Offered Debt Securities shall bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from which any such interest shall accrue or the method by which such date or dates shall be determined, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for interest payable on any Interest Payment Date; (6) the place or places where the principal of, premium, if any, and interest on the Offered Debt Securities shall be payable; (7) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which and the other terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the other terms and conditions upon which the Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable;

(10) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Debt Securities shall be payable if other than the currency of the United States of America and the manner of determining the equivalent thereof in the currency of the United States of America; (11) if the amount of payments of principal of or any premium or interest on any Offered Debt Securities may be determined with reference to an index, formula or other method, the index, formula or other method by which such amounts shall be determined; (12) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Debt Securities as to which such election is made shall be payable, and the periods within which and the other terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion may be determined; (14) the applicability of the provisions described under " -- Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances"; (15) if the Offered Debt Securities will be issuable only in the form of one or more Global Debt Securities as described under " -- Global Debt Securities", the Depositary or its nominee with respect to the Offered Debt Securities and the circumstances under which the Global Debt Security may be registered for transfer or exchange or authenticated and delivered in the name of a Person or entity other than the Depositary or its nominee; and (16) any other terms of the Offered Debt Securities. (Section 301)

     Debt Securities may be issued under the Indenture as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. Special federal income tax, accounting and other considerations applicable thereto will be described in the Applicable Prospectus Supplement. "Original Issue Discount Debt Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence and continuance of an Event of Default. (Section 101)

     If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units, if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, material U.S. federal income tax considerations and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the Applicable Prospectus Supplement.

     If any index is used to determine the amount of payments of principal of, premium, if any, or interest, if any, on any series of Debt Securities, material U.S. federal income tax, accounting and other considerations applicable thereto will be described in the Applicable Prospectus Supplement.

GLOBAL DEBT SECURITIES

     The following description of Global Debt Securities will apply to any series of Debt Securities except as otherwise provided in the Applicable Prospectus Supplement.

     The Debt Securities of a series may be issued in the form of one or more Global Debt Securities that will be deposited with or on behalf of a Depositary, which will be a clearing agent registered under the Exchange Act. Global Debt Securities will be registered in the name of the Depositary or a nominee of the Depositary, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof and any such other matters as may be provided for pursuant to the Indenture. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Global Debt Security may not be transferred or exchanged except as a whole by the Depositary for such Global Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary, or except in the circumstances described in the Applicable Prospectus Supplement. (Section 305)

     Upon the issuance of any Global Debt Security, and the deposit of such Global Debt Security with or on behalf of the Depositary for such Global Debt Security, the Depositary will credit on its book-entry registration and transfer system the respective principal amounts of the Debt Securities represented by such Global Debt Security to the accounts of institutions ("participants") that have accounts with the Depositary. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Debt Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests in a Global Debt Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Debt Security or by its nominee. Ownership of beneficial interests in such Global Debt Security by Persons who hold such beneficial interests through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Global Debt Security.

     So long as the Depositary for a Global Debt Security, or its nominee, is the owner of such Global Debt Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Security represented by such Global Debt Security for all purposes under the Indenture. Accordingly, each Person owning a beneficial interest in such Global Debt Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under such Indenture. The Company understands that under existing industry practices, if it requests any action of Holders or if an owner of a beneficial interest in a Global Debt Security desires to give or take any instruction or action which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such instruction or action, and such participants would authorize beneficial owners owning through such participants to give or take such instruction or action or would otherwise act upon the instructions of beneficial owners holding through them.

     Unless otherwise specified in the Applicable Prospectus Supplement, payments with respect to principal of, premium, if any, and interest, if any, on the Debt Securities represented by a Global Debt Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Debt Security. The Company expects that the Depositary for any Debt Securities represented by a Global Debt Security, upon receipt of any payment of principal or interest in respect of such Global Debt Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Debt Security as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Debt Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities in bearer form held for the accounts of customers or registered in "street name", and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in any Global Debt Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     A Global Debt Security shall be exchangeable for Debt Securities in certificated registered form, of like tenor and of an equal aggregate principal amount, only if (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Debt Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act,
(b) the Company in its sole discretion determines that such Global Debt Security shall be exchangeable for Debt Securities in certificated registered form or (c) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities. Any Global Debt Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in the name or names of such Person or Persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Global Debt Security.

CERTAIN DEFINITIONS

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

     "Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (i) all current liabilities of the Company and its Subsidiaries (excluding current maturities of long-term Indebtedness and any Indebtedness which by its terms is renewable or extendible beyond 12 months at the option of the borrower) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and its Subsidiaries and determined in accordance with "generally accepted accounting principles" ("GAAP").

     "Indebtedness" of any Person means, without duplication, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures of similar instruments or letters of credit (or reimbursement agreements with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to capital leases), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP (but does not include contingent liabilities that appear only in a footnote to a balance sheet), and shall also include, to the extent not otherwise included, the guaranty of items which would be included within this definition.

     "Lien" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

     "Subsidiary" of any specified Person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof.

COVENANTS

     CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

     The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any other Person unless (i) the resulting, surviving or transferee Person is organized under the laws of a domestic jurisdiction and assumes by supplemental indenture all of the obligations of the Company under the Debt Securities and the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (iii) the Company delivers to the Trustee (A) an officers' certificate and (B) an opinion of counsel attesting to compliance with Section 801 of the Indenture.

     When a successor Person assumes all of the obligations of its predecessor under the Debt Securities and the Indenture, the predecessor will be released from those obligations.

     LIMITATIONS ON LIENS

     The Indenture will provide that, with respect to each series of Debt Securities, the Company will not, nor will it permit any of its Subsidiaries to, create, incur, or permit to exist, any Lien on any of their respective properties or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, in order to secure any Indebtedness of the Company, without effectively providing that such series of Debt Securities shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except: (i) Liens existing as of the closing date of the offering (or if Debt Securities of such series are issued from time to time, the first offering) with respect to such series (the "Closing Date"); (ii) Liens granted after the Closing Date on any assets or properties of the Company or any of its Subsidiaries securing Indebtedness of the Company created in favor of the Holders of such series; (iii) Liens securing Indebtedness of the Company which is incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under the Indenture; provided that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries other than the property or assets securing the Indebtedness being refinanced and that the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness being refinanced; (iv) Liens on property, shares of stock or indebtedness of a corporation existing at the time such corporation is merged into, consolidated with or acquired by the Company or a Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation (or division thereof) as an entirety or substantially as an entirety to the Company or a Subsidiary; (v) Liens on property to secure all or part of the cost of acquisition, construction, development or improvement of such property, or to secure Indebtedness incurred to provide funds for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than 24 months after the later of (a) the completion of the acquisition, construction, development or improvement of such property or (b) the placing in operation of such property or of such property as so constructed, developed or improved; and (vi) Liens created in substitution of or as replacements for any Liens permitted by the preceding clauses (i) through (v), provided that, based on a good faith determination of an officer of the Company, the property or asset encumbered under any such substitute or replacement Lien is substantially similar in nature and value to the property or asset encumbered by the otherwise permitted Lien which is being replaced. (Section 1001)

     Notwithstanding the foregoing, the Company and any Subsidiary of the Company may, without securing any series of Debt Securities, create, incur or permit to exist Liens which would otherwise be prohibited by the restrictions described in the preceding paragraph, if after giving effect thereto, the aggregate amount of all such Indebtedness secured by such a Lien of the Company and any Subsidiary of the Company then outstanding, would not exceed 10% of Consolidated Net Tangible Assets.

EVENTS OF DEFAULT

     Any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, which failure continues for a period of 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series;
(d) failure to perform, or breach of, any covenant or warranty of the Company in the Indenture with respect to Debt Securities of that series continued for 90 days after written notice as provided in the Indenture; (e) a default under any indebtedness for money borrowed by the Company or any Subsidiary if (A) such default either (1) results from the failure to pay the principal of any such indebtedness at its stated maturity or (2) relates to an obligation other than the obligation to pay the principal of such indebtedness at its stated maturity and results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, (B) the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at stated maturity or the maturity of which has been so accelerated, aggregates $20 million or more at any one time outstanding and (C) such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within 10 business days after written notice as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company as provided in the Indenture; or (g) any other Event of Default provided in the Indenture with respect to Debt Securities of that series. (Section 501)

     If an Event of Default (other than an Event of Default described in Clause
(f) of the preceding paragraph) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may accelerate the maturity of all Debt Securities of that series; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default described in Clause (f) of the immediately preceding paragraph occurs, the Outstanding Debt Securities will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502)

     Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Debt Securities that are Original Issue Discount Debt Securities for the particular provisions relating to the amount payable in respect of such series of Original Issue Discount Debt Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Debt Securities, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

     No Holder of Debt Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of Debt Securities for enforcement of payment of the principal of and premium, if any, or interest on such Debt Securities on or after the respective due dates expressed in such Debt Securities. (Section 508)

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1005)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of the Holders of any of the Debt Securities in order (i) to evidence the succession of another entity to the Company and the assumption of the covenants and obligations of the Company under the Debt Securities and the Indenture by such successor to the Company; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred on the Company by the Indenture; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add to or change any provisions to such extent as may be necessary to permit or facilitate the issuance of Debt Securities in bearer form or to facilitate the issuance of Global Debt Securities; (v) to add to, change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to evidence and provide for successor Trustees or to add or change any provisions to such extent as may be necessary to provide for or facilitate the appointment of a separate Trustee or Trustees for specific series of Debt Securities; (ix) to permit payment in respect of Debt Securities in bearer form in the United States to the extent allowed by law; (x) to cure any ambiguity, to correct or supplement any mistaken or inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indenture, provided that any such action (other than in respect of a mistaken provision) does not adversely affect in any material respect the interests of any Holder of Debt Securities of any series then outstanding. (Section 901)

     Modifications and amendments of the Indenture also may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series issued under the Indenture and affected by the modification or amendments; provided, however, that no such modification or amendment may, without the consent of the Holders of all Debt Securities affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (ii) reduce the principal amount of, the premium, if any, or the interest on any Debt Security (including in the case of an Original Issue Discount Debt Security or Indexed Security the amount payable upon acceleration of the maturity thereof ); (iii) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security;
(iv) impair the right to institute suit for the enforcement of any payment on any Debt Security on or after the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); or (v) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of Debt Securities of that series, waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 513)

DEFEASANCE OF OFFERED DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     DEFEASANCE AND DISCHARGE

     The Indenture provides that the terms of any series of Debt Securities may provide that the Company, at the Company's option, will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may only occur if, among other things, the Company has delivered to the Trustee an opinion of counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that such discharge will not be deemed, or result in, a taxable event with respect to Holders of the Debt Securities of such series. (Sections 1302 and 1304)

     DEFEASANCE OF CERTAIN COVENANTS

     The Indenture provides that the terms of any series of Debt Securities may provide the Company with the option to omit to comply with the restrictive covenants described in this Prospectus under "Covenants" and any other covenants made applicable to any series of Debt Securities as described in the Applicable Prospectus Supplement. The Company, in order to exercise such option, will be required to deposit with the Trustee money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes. (Sections 1303 and 1304)

     In the event the Company exercises this option and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

     The Applicable Prospectus Supplement will state if any defeasance provisions will apply to the Offered Debt Securities.

     CONCERNING THE TRUSTEE

     The Bank of New York, a New York banking corporation, is the Trustee under the Indenture. The Trustee may resign at any time or may be removed by the Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities. If the Trustee resigns, is removed or becomes incapable of acting as Trustee or if a vacancy occurs in the office of the Trustee for any cause, a successor Trustee shall be appointed in accordance with the provisions of the Indenture.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through one or more underwriters or dealers and also may sell Debt Securities to other investors directly or through agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Applicable Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the Applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriter and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                        VALIDITY OF THE DEBT SECURITIES

     The validity of the Debt Securities and certain other legal matters will be passed upon for the Company by Schiff Hardin & Waite, Chicago, Illinois and McLachlan, Rissman & Doll, Chicago, Illinois, and, unless otherwise indicated in a Prospectus Supplement relating to Offered Debt Securities, by Sullivan & Cromwell, New York, New York, counsel for the underwriters or agents.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 have been incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated herein by reference, and upon their authority as experts in accounting and auditing.

          =========================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREIN OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                             PAGE
                                             ----
The Company..............................     S-3
Use of Proceeds..........................     S-5
Capitalization...........................     S-5
Selected Consolidated Financial and
  Operating Data.........................     S-6
Management's Summary Discussion and
  Analysis of Financial Condition and
  Results of Operations..................     S-8
Forward-Looking Statements...............     S-9
Description of Notes.....................     S-9
Underwriting.............................    S-11
Validity of Notes........................    S-12
PROSPECTUS
Available Information....................       2
Documents Incorporated by Reference......       2
The Company..............................       3
Use of Proceeds..........................       3
Consolidated Ratio of Earnings to Fixed
  Charges................................       3
Description of Debt Securities...........       4
Plan of Distribution.....................      11
Validity of the Debt Securities..........      12
Experts..................................      12

          =========================================================
          =========================================================

                                  $150,000,000

                               WISCONSIN CENTRAL
                           TRANSPORTATION CORPORATION

                        % NOTES DUE               , 2008

                               ------------------

                              [WISC CENTRAL LOGO]

                               ------------------
                              GOLDMAN, SACHS & CO.

                             CHASE SECURITIES INC.
          =========================================================